[Shearman & Sterling letterhead]






                               September 29, 2005



Jason Niethamer
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561


         Re:      Dassault Systemes, S.A.
                  Form 20-F for Fiscal Year ended December 31, 2004 Filed June 28, 2005
                  File No. 000-28578


Dear Mr. Niethamer:

         I refer to your letter to Dassault Systemes dated September 16, 2005. As I mentioned yesterday on the phone, Dassault Systemes will not be in a position to respond to the Staff's questions by October 1, 2005, and is grateful for the additional time allowed to prepare these responses.

         Dassault Systemes is unable to respond to the Commissions comments within the requested time period because it is currently engaged in the preparation of its IFRS financial statements.

         Dassault Systemes is diligently working on responses to these questions and expects that it will submit them by October 18, 2005.



Sincerely,


By:   /s/ Vanina de Verneuil
      Shearman & Sterling, LLP